Intrepid Acquisition Corporation I

1001 17th Street, Suite 1050

Denver, Colorado 80202

December 8, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Intrepid Acquisition Corporation I
Request to Withdraw Registration Statement on Form S-1 (File No. 333-262241)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Intrepid Acquisition Corporation I (the “Company”) hereby requests that, effective as of the date hereof or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-333-262241), together with all exhibits thereto (collectively, the “Form S-1”). The Form S-1 was filed on January 19, 2022.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Form S-1 at this time. The Company confirms that the Form S-1 has not been declared effective and no securities have been or will be issued or sold pursuant to the Form S-1 or the prospectus contained therein. Therefore, the withdrawal of the Form S-1 is consistent with the public interest and the protection of investors, as contemplated by Rule 477 of the Securities Act.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Form S-1 be credited for future use.

Please send copies of the written order granting withdrawal of the Form S-1 to the undersigned at Intrepid Acquisition Corporation I, 1001 17th Street, Suite 1050, Denver, Colorado 80202, with a copy to the Company’s counsel, Perkins Coie LLP, 1900 Sixteenth Street, Suite 1400, Denver, Colorado 80202, Attention: Ned Prusse.

If you have any questions or require any further information, please contact Ned Prusse of Perkins Coie LLP, counsel to the Company, at (303) 291-2374.

Respectfully submitted,

Intrepid Acquisition Corporation I

By:	/s/ Matthew D. Preston
Name:	Matthew D. Preston
Title:	Chief Financial Officer

cc:	Ned Prusse, Perkins Coie LLP